

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

September 22, 2009

Hollis M. Greenlaw, Esq.
Chairman and Chief Executive Officer
United Development Funding IV
The United Development Funding Building
Suite 100
1301 Municipal Way
Grapevine, Texas 76051

> **Re: United Development Funding IV
> Amendment No. 5 to Registration Statement on Form S-11
> Filed August 24, 2009
> File No. 333-152760**

Dear Mr. Greenlaw:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your added disclosure to Management's Discussion and Analysis of Financial Condition and Results of Operations section regarding the residential homebuilding industry. Please provide us with independent, third party support for the industry data you have included. Please mark the relevant portions of the supporting materials to clearly indicate the information that supports your

disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Compensation to the Dealer Manager, and Our Advisor and Its Affiliates, page 14

2.	We note that under your declaration of trust, the maximum amount of your indebtedness shall not exceed 300% of your net assets as of the date of any borrowing. Please revise the fee table to include estimated amounts of acquisition and origination fees and expenses, advisory fees, and debt financing fees assuming the maximum amount of leverage permitted under your charter, rather than the amount of leverage you expect to incur. Refer to Item 4.B of Industry Guide 5. Provide comparable disclosure in the compensation table beginning on page 108.

Risk Factors, page 28

We will be subject to risks related to the geographic concentration …, page 51

3.	As you disclose in your Estimated Use of Proceeds section, please revise this risk factor to disclose that in near term you will concentrate substantially all of your investing and lending (90% or more) in the major Texas submarkets.

Estimated Use of Proceeds, page 59

4.	You disclose that as national markets correct and corresponding demand for land acquisition and new lot development increases, you will increase the percentage of your proceeds invested in land acquisition and development loans. Please additionally disclose whether you plan to continue your concentration in the major Texas submarkets as national markets correct.

5.	You also disclose that application of offering proceeds are subject to change as your board of trustees revises the methods of implementing your investment policies and that your independent trustees will review your investment policies at least annually to determine that your policies are in the best interest of your shareholders. If a change in investment policies is made, such as when national markets correct, please disclose if and how shareholders will be made aware of such change.

Exhibits

6.	We note that you filed the legal opinion with amendment number 2 to the registration statement on December 16, 2008. Considering the lapse of time since the date of the opinion and the amendments to your registration statement since that date, please file an updated legal opinion with the next amendment to your registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at (202) 551-3693 or Dan Gordon, Branch Chief at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lauren Burnham Prevost, Esq. (via facsimile)
        Seth K. Weiner, Esq. (via facsimile)